                                                            Relates to Form SB-2
                                                      Registration No. 333-93859
                                              Filed under Rule 424(b)(3) and (c)

                           SUPPLEMENT TO PROSPECTUS OF
                       NEUROBIOLOGICAL TECHNOLOGIES, INC.

     The following information supplements the prospectus, dated January 21, 2000, of Neurobiological Technologies, Inc. related to 5,434,700 shares of its Common Stock and 2,604,880 shares of its Common Stock issuable upon exercise of warrants. This statement should be read in conjunction with the prospectus.

                   THE DATE OF THIS SUPPLEMENT IS MAY 18, 2000

I. UNAUDITED FINANCIAL INFORMATION

     The financial data presented below for the three and nine months ended, and as of, March 31, 2000 and for the three and nine months ended March 31, 1999, and for the period from August 27, 1987 (inception) through March 31, 2000 is derived from our unaudited consolidated financial statements. Such unaudited consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary and of a normal recurring nature to present fairly the operating results for the interim periods reported. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the fiscal year ending June 30, 2000. Our balance sheet data as of March 31, 2000 is derived from our unaudited consolidated financial statements. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in the prospectus.

     The following information was included in our quarterly report on Form 10-Q for the three months ended March 31, 1999, as filed with the Securities and Exchange Commission on May 15, 2000.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                          (A development stage company)


                            CONDENSED BALANCE SHEETS


                                                                    March 31,       June 30,
                                                                      2000            1999
                                                                  ------------    ------------
                                                                  (Unaudited)
Current assets:
   Cash and cash equivalents                                      $  3,146,702    $    201,202
   Prepaid expenses and other                                           56,651          43,833
                                                                  ------------    ------------

      Total current assets                                           3,203,353         245,035

Property and equipment, net                                              2,811           3,796
                                                                  ------------    ------------

                                                                  $  3,206,164    $    248,831
                                                                  ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
   Accounts payable and accrued expenses                          $    880,563    $    934,839
   Note payable to shareholder                                            --           200,000
                                                                  ------------    ------------
         Total current liabilities                                     880,563       1,134,839

Stockholders' equity (deficit):
   Convertible preferred stock, $.001 par value,
    5,000,000 shares authorized, 2,332,000 outstanding at
    March 31, 2000 and June 30, 1999                                 1,166,000       1,166,000
   Common stock, $.001 par value, 25,000,000 shares authorized,
    13,899,027 and 7,563,575 outstanding at March 31, 2000 and
    June 30, 1999, respectively                                     35,520,195      29,985,352

   Deficit accumulated during development stage                    (34,360,594)    (32,037,360)

                                                                  ------------    ------------

Total stockholders' equity (deficit)                                 2,325,601        (886,008)
                                                                  ------------    ------------

                                                                  $  3,206,164    $    248,831
                                                                  ============    ============

See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                          (A development stage company)


                       CONDENSED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                                     Period from
                                          Three months ended               Nine months ended        August 27, 1987
                                               March 31,                       March 31,             (inception)
                                     ----------------------------    ----------------------------      through
                                         2000            1999            2000            1999       March 31, 2000
                                     ------------    ------------    ------------    ------------   --------------
REVENUES
   License                           $       --      $       --      $       --      $       --      $  2,100,000
   Grant                                     --            99,544            --            99,544         149,444
                                     ------------    ------------    ------------    ------------    ------------

      Total revenues                         --            99,544            --            99,544       2,249,444


EXPENSES

   Research and development               401,975         815,197       1,563,382       1,874,874      26,632,068
   General and administrative             328,318         274,786         820,052         829,992      12,216,624
                                     ------------    ------------    ------------    ------------    ------------

      Total expenses                      730,293       1,089,983       2,383,434       2,704,866      38,848,692

Operating loss                           (730,293)       (990,439)     (2,383,434)     (2,605,322)    (36,599,248)

Interest income                            36,984           5,041          60,200          39,763       2,238,654
                                     ------------    ------------    ------------    ------------    ------------

NET LOSS                             $   (693,309)   $   (985,398)   $ (2,323,234)   $ (2,565,559)   $(34,360,594)
                                     ============    ============    ============    ============    ============


BASIC & DILUTED
    NET LOSS PER SHARE               $      (0.05)   $      (0.12)   $      (0.21)   $      (0.33)
                                     ============    ============    ============    ============


Shares used in basic & diluted
    net loss per share calculation     13,563,345       8,133,032      10,917,995       7,746,810
                                     ============    ============    ============    ============


See accompanying notes.

                       NEUROBIOLOGICAL TECHNOLOGIES, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                        Nine months ended           Period from
                                                             March 31,            August 27, 1987
                                                   ---------------------------- (inception) through
                                                       2000            1999       March 31, 2000
                                                   ------------    ------------   --------------
OPERATING ACTIVITIES:
Net loss                                           $ (2,323,234)   $ (2,565,559)   $(34,360,594)
Adjustments to reconcile net loss to net cash
 used in operating activities:
   Depreciation and amortization                            985          45,176         639,191
   Issuance of common stock and warrants
     for license rights and services                       --              --           139,775
   Changes in assets and liabilities:
     Prepaid expenses and other                         (12,818)         (8,637)        (56,651)
     Accounts payable and accrued expenses              (54,276)        109,971         880,563
                                                   ------------    ------------    ------------

Net cash used in operating activities                (2,389,343)     (2,419,049)    (32,757,716)
                                                   ------------    ------------    ------------


INVESTING ACTIVITIES:
Purchase of investments                                    --              --       (33,839,678)
Sale of investments                                        --              --        33,839,678
Purchases of property and equipment                        --              --          (358,940)
Additions to patents and licenses                          --              --          (283,062)
                                                   ------------    ------------    ------------

   Net cash used in
    investing activities                                   --              --          (642,002)


FINANCING ACTIVITIES:
Proceeds from note payable                             (200,000)        200,000            --
Proceeds from (payment of) short-term borrowings           --              --           235,000
Advances from stockholders                                 --           869,000            --
Issuance of common stock                              5,534,843            --        28,153,338
Issuance of preferred stock                                --              --         8,158,082
                                                   ------------    ------------    ------------

   Net cash provided by financing activities          5,334,843       1,069,000      36,546,420

Increase (decrease) in cash and
   cash equivalents                                   2,945,500      (1,350,049)      3,146,702

Cash and equivalents at beginning of period             201,202       2,020,886            --
                                                   ------------    ------------    ------------

Cash and equivalents at end of period              $  3,146,702    $    670,837    $  3,146,702
                                                   ============    ============    ============


See accompanying notes.

NEUROBIOLOGICAL TECHNOLOGIES, INC.
(A development stage company)
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
March 31, 2000

NOTE 1-BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

         The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ended June 30, 2000. For further information, refer to the financial statements and footnotes included in our Form 10-KSB for the fiscal year ended June 30, 1999.

         The Company believes its available cash and cash equivalents of $3.1 million as of March 31, 2000, along with net proceeds of approximately $5.7 million raised in a private placement subsequent to the quarter ending, will be adequate to fund operations through the next fiscal year ending June 30, 2001. The Company will need to raise additional capital to fund subsequent operations beyond the fiscal year ending June 30, 2001. NTI intends to seek funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. However, there can be no assurance that funding will be available on favorable terms from any of these sources, if at all. If such funding is unavailable, the Company may be required to delay, scale back, or eliminate one or more of its research, discovery, or development projects, including clinical trials, and to make future reductions in workforce. NTI will also need to consider obtaining funds through entering into arrangements with collaborative partners or others which may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would not otherwise relinquish, and other restructuring alternatives, including the license or sale of certain of its assets and technology, discontinuing operations or liquidation.

BASIC AND DILUTED NET LOSS PER SHARE

         Net loss per share is presented under the requirements of Financial Accounting Standards Board ("FAS") No. 128, "Earnings per Share". Basic loss per share is computed based on the average shares of common stock outstanding and excludes any options, warrants, and convertible securities. Potentially dilutive securities, such as options, warrants, and convertible preferred stock, have also been excluded from the computation of diluted net loss per share as their effect is antidilutive.

NOTE 2-NOTES SUBSEQUENT EVENTS

         In April 2000, we raised approximately $6.4 million in gross proceeds from a private placement to accredited investors of 1.2 million shares of common stock at $5.30 per share. The proceeds will be used to continue clinical development of our two neuroprotective drug candidates.

         Subsequent to the quarter end, we entered into a new lease for our corporate offices effective May 1, 2000 through July 31, 2002. Our new offices are located at 3260 Blume Drive, Suite 500, Richmond, California, 94806, (510) 262-1730 telephone, (510) 262-0204 facsimile.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

         Statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Form 424B3 that are not historical are forward-looking statements and are subject to a number of risks and uncertainties which could cause actual results to differ materially from those discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set forth under "Other Factors That May Affect Our Operations." These forward looking statements represent NTI's judgment as of the date hereof. We disclaim, however, any intent or obligation to update these forward looking statements.

OVERVIEW

         Neurobiological Technologies, Inc. ("NTI," "we," "us," "our" or the "Company") is an emerging drug development company focused on the clinical development and regulatory approval of neuroscience drugs. We develop neuroprotective and neuromodulatory agents to treat progressive neurological impairments characteristic of various nervous system disorders, including diabetic neuropathy, brain cancer, and AIDS dementia syndrome.

         Our strategy is to in-license and develop early stage drug candidates that target major medical needs and which can be rapidly commercialized. Our experienced management team oversees the human clinical trials necessary to establish preliminary evidence of efficacy and seeks partnerships with pharmaceutical and biotechnology companies for late-stage development and marketing of our product candidates.

         In January 2000, we announced preliminary results of our placebo-controlled Phase IIB, dose ranging human clinical trial of Memantine, an orally available compound which appears to restore the function of impaired neurons by modulation activity of the N-methyl-d-aspartate ("NMDA") receptor, integral to the membranes of such cells. Such restoration of function appears to inhibit injured or damaged neurons from firing abnormally, a pathological process associated with many neurological conditions, including dementia, Alzheimer's disease, neuropathic pain (persistent pain resulting from abnormal signals to the brain) and AIDS dementia. Results of the 421 patient Phase IIB clinical trial of Memantine as a treatment for painful diabetic neuropathy showed that 44 percent of the patients receiving 40 mg dosages experienced a 50 percent pain reduction, compared to 29 percent in the placebo group at the end of eight weeks. Although positive trends were seen in the groups treated with 20 mg of Memantine compared to placebo, no statistical significance was observed. Trial results were presented May 2, 2000 at the 52nd Annual Meeting of the American Academy of Neurology in San Diego. NTI expects to work with the FDA to design a Phase III study for this indication.

         In January 2000, NTI also announced completion of patient enrollment in a double-blind, placebo-controlled Phase II human clinical trial to evaluate Memantine's ability to reduce symptoms of dementia and neuropathic pain in patients with AIDS. This trial is funded by the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health and conducted by the AIDS Clinical Trials Group (ACTG), a clinical trials consortium funded by the NIAID. We are supplying the Memantine for the trial and will have the right to use the resulting data for the commercial development of Memantine for that indication. We expect results of this trial to be reported by the end of 2000.

         In February 2000, we announced that our alliance partner, Merz + Co. GmbH & Co. ("Merz") of Frankfurt, Germany, has reported significant positive results from a U.S. Phase III trial of Memantine in patients with advanced Alzheimer's disease. This randomized, 6-month placebo-controlled, double-blind multicenter trial aimed at functional improvement of patients with moderate to severe Alzheimer's disease enrolled 252 patients in the United States and was jointly managed by Quintiles CNS Therapeutics. These clinical trial results confirm the findings of the previously conducted Phase III clinical studies Merz conducted for registration requirements in Europe and the United States.

         In April 2000, Merz announced promising results in patients suffering from mild to moderate vascular dementia. Of a total of 900 patients investigated in two studies, the Memantine treated patients showed significant improvements in cognitive abilities compared to the patients who received a placebo as demonstrated by two independent performance-based assessments. Patients who had more severe disease showed the most improvement, according to Gordon Wilcock, M.D., of Frenchay Hospital in Bristol, England, lead investigator for the U.K. trial.

         Memantine has been marketed by Merz in Germany since 1989 with the labeling "dementia syndrome." NTI and Merz are currently assisting each other to advance our respective clinical development programs by sharing scientific information and clinical trial data. We are also seeking a marketing agreement for Memantine with a large pharmaceutical company.

         We are also developing XERECEPT-TM-, a synthetic preparation of the natural human peptide Corticotropin-Releasing Factor, as a treatment for brain swelling due to brain tumors (peritumoral brain edema). XERECEPT received orphan drug designation for this indication by the FDA.

         Since 1987 when NTI was founded, we have applied a substantial portion of our resources to our research and development programs. We are a development stage company, have not received any revenue from the sale of products, and do not anticipate receiving revenue from the sale of products in the near future. We have incurred losses since our inception and expects to incur substantial, increasing losses due to ongoing and planned research and development efforts.

RESULTS OF OPERATIONS

         Our research and development expenses decreased to approximately $402,000 in the three months ended March 31, 2000 from approximately $815,000 in the three months ended March 31, 1999. Expenses were lower in the three months ended March 31, 2000 primarily due to the completion of the Phase IIB human clinical trials to evaluate Memantine as a treatment for peripheral diabetic neuropathy, which were initiated in the quarter ending March 31, 1999. General and administrative expenses increased to approximately $328,000 in the three months ended March 31, 2000 from $275,000 in the same period of the prior year. The increase was primarily due to increased expenditures in activities relating to seeking financing and corporate partnerships. Interest income increased to approximately $37,000 in the three months ended March 31, 2000 from $5,000 in the same period of the prior year due to higher average cash balances as a result of shares sold in the private placement completed in November 1999.

         We expect to incur substantial ongoing costs primarily for Phase II and Phase III clinical trials for our development programs and related administrative support. We expect that our expenditures will continue to increase as our products move through Phase II and Phase III clinical trials.

LIQUIDITY AND CAPITAL RESOURCES

         From inception through March 31, 2000, we have raised a total of $36.7 million in net proceeds from the sale of common and preferred stock.

         We believe our available cash and cash equivalents of $3.1 million as of March 31, 2000, along with net proceeds of approximately $5.7 million raised in the April 2000 private placement, will be adequate to fund operations through the next fiscal year ending June 30, 2001. We will need to raise additional capital to fund subsequent operations beyond the fiscal year ending June 30, 2001. NTI intends to seek funding through public or private financings, collaborative or other arrangements with corporate partners, or from other sources. However, there can be no assurance that funding will be available on favorable terms from any of these sources, if at all. In addition, we may seek to raise additional funds whenever market conditions permit. Raising additional funds through issuing equity securities may result in significant dilution to our existing stockholders.

         If we are not able to raise adequate funds, we may be required to delay, scale back, or terminate our clinical trials, or to obtain funds through entering into arrangements with collaborative partners or others. Such arrangements may require us to give up additional rights to our technology, product candidates or products.

         Our future capital requirements will depend on a number of factors, including:

-    the amount of royalties received from Merz for future sales of Memantine;
- the amount of front-end and milestone payments received from a marketing agreement for Memantine;

-    the progress of our clinical development programs;
-    the time and cost involved in obtaining regulatory approvals;
- the cost of filing, prosecuting, defending, and enforcing patent claims and other intellectual property rights;
-    competing technological and market developments;
-    our ability to establish collaborative relationships;
-    the development of commercialization activities and arrangements; and
-    the purchase of additional capital equipment.